June 11, 2010

Gregory Dundas, Esq.
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	North Valley Bancorp Preliminary Proxy Statement on Schedule 14A Filed May 21, 2010 File No. 000-10652

Dear Mr. Dundas:

This responds to your comment letter dated June 10, 2010, regarding our Preliminary Proxy Statement filed on May 21, 2010.

We agree that financial information should be included in our proxy statement, as indicated in Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A. In fact, since this proxy statement relates to our annual meeting of shareholders, it will be accompanied by the North Valley Bancorp Annual Report to Shareholders, which includes our Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2009.

North Valley Bancorp intends to include December 31, 2009 financial information in the proxy statement through incorporation by reference to our Form 10-K for the fiscal year ended December 31, 2009. In addition, we intend to include March 31, 2010 financial information in the proxy statement through incorporation by reference to our Form 10-Q for the quarterly period ended March 31, 2010.

Attached to this letter is the text of a new section on incorporation by reference of financial statements and related information which we intend to add on the last page of our definitive proxy statement (when filed next week) in response to your comments. Our attorney, Joseph G. Mason, provided draft wording to Matt McNair and the attached text reflects the final outcome of their discussions.

In responding to your comments, we acknowledge that North Valley Bancorp is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and North Valley Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

300 Park Marina Circle
Redding, CA 96001

Gregory Dundas, Esq.
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
June 11, 2010

Thank you for your timely cooperation and assistance. Please convey our appreciation to Mr. McNair also.

Sincerely,

Michael J. Cushman President and Chief Executive Officer

MJC/mw
Enclosure

INCORPORATION BY REFERENCE OF FINANCIAL STATEMENTS AND RELATED INFORMATION

The SEC allows us to “incorporate by reference” into this document other documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document.

Supplementary financial information and our Audited Consolidated Financial Statements (including Notes thereto), are incorporated by reference from Items 8 and 15(a)(1) of our Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2009. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures About Market Risk, for the fiscal year ended December 31, 2009, are incorporated by reference from Items 7 and 7A of our Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 2009.

The following additional information is incorporated by reference from our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010:  our Unaudited Consolidated Financial Statements (including Notes thereto) from Item 1; Management’s Discussion and Analysis of Financial Condition and Results of Operations from Item 2; and Quantitative and Qualitative Disclosures About Market Risk from Item 3.

This document incorporates important business and financial information about the Company from other documents that are not included in this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through our website, www.novb.com/proxy.aspx, and from the SEC at its website, www.sec.gov, or by requesting them from our Corporate Secretary in writing at North Valley Bancorp, P.O. Box 994630, Redding, California 96099-4630, or by telephone at (530) 226-2900. To assure the timely delivery of documents in advance of the Annual Meeting, any request to our Corporate Secretary should be made no later than July 2, 2010.

As a reminder, the information incorporated by reference above is also contained in our Annual Report to Shareholders, which is included in the materials sent to you with this Proxy Statement.